UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

WINDTREE THERAPEUTICS, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

97382D204
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 13 Pages)

SCHEDULE 13G

CUSIP NO. 97382D204	Page 2 of 13

1	NAMES OF REPORTING PERSONS Lincoln Park Capital Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 339,167
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 339,167

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,167
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.181%(1)/4.962%(2)
12	TYPE OF REPORTING PERSON OO

(1) Represents the calculated percent share of beneficial ownership of Common Stock as of December 31, 2023.

(2) Represents the calculated percent share of beneficial ownership of Common Stock as of February 9, 2024.

SCHEDULE 13G

CUSIP NO. 97382D204	Page 3 of 13

1	NAMES OF REPORTING PERSONS Lincoln Park Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 339,167
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 339,157

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,167
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.181%(1)/4.962%(2)
12	TYPE OF REPORTING PERSON OO

(1) Represents the calculated percent share of beneficial ownership of Common Stock as of December 31, 2023.

(2) Represents the calculated percent share of beneficial ownership of Common Stock as of February 9, 2024.

SCHEDULE 13G

CUSIP NO. 97382D204	Page 4 of 13

1	NAMES OF REPORTING PERSONS Rockledge Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 339,167
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 339,167

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,167
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.181%(1)/4.962%(2)
12	TYPE OF REPORTING PERSON CO

(1) Represents the calculated percent share of beneficial ownership of Common Stock as of December 31, 2023.

(2) Represents the calculated percent share of beneficial ownership of Common Stock as of February 9, 2024.

SCHEDULE 13G

CUSIP NO. 97382D204	Page 5 of 13

1	NAMES OF REPORTING PERSONS Joshua B. Scheinfeld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 339,167
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 339,167

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,167
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.181%(1)/4.962%(2)
12	TYPE OF REPORTING PERSON IN

(1) Represents the calculated percent share of beneficial ownership of Common Stock as of December 31, 2023.

(2) Represents the calculated percent share of beneficial ownership of Common Stock as of February 9, 2024.

SCHEDULE 13G

CUSIP NO. 97382D204	Page 6 of 13

1	NAMES OF REPORTING PERSONS Alex Noah Investors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 339,167
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 339,167

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,167
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.181%(1)/4.962%(2)
12	TYPE OF REPORTING PERSON CO

(1) Represents the calculated percent share of beneficial ownership of Common Stock as of December 31, 2023.

(2) Represents the calculated percent share of beneficial ownership of Common Stock as of February 9, 2024.

SCHEDULE 13G

CUSIP NO. 97382D204	Page 7 of 13

1	NAMES OF REPORTING PERSONS Jonathan I. Cope
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 339,167
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 339,167

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,167
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.181%(1)/4.962%(2)
12	TYPE OF REPORTING PERSON IN

(1) Represents the calculated percent share of beneficial ownership of Common Stock as of December 31, 2023.

(2) Represents the calculated percent share of beneficial ownership of Common Stock as of February 9, 2024.

SCHEDULE 13G

CUSIP NO. 97382D204	Page 8 of 13

Item 1.

(a)	Name of Issuer:

Windtree Therapeutics, Inc., a Delaware corporation (“Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

2600 Kelly Road, Suite 100
Warrington, Pennsylvania

Item 2.

(a)	Name of Person Filing:

Lincoln Park Capital Fund, LLC (“LPC Fund”)
Lincoln Park Capital, LLC (“LPC”)
Rockledge Capital Corporation (“RCC”)
Joshua B. Scheinfeld (“Mr. Scheinfeld”)
Alex Noah Investors, Inc. (“Alex Noah”)
Jonathan I. Cope (“Mr. Cope” and, collectively with LPC Fund, LPC, RCC, Mr. Scheinfeld and Alex Noah, the “Reporting Persons”)

(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each of the Reporting Persons is:
440 North Wells, Suite 410
Chicago, Illinois 60654

(c)	Citizenship:

LPC Fund is an Illinois limited liability company
LPC is an Illinois limited liability company
RCC is a Texas corporation
Mr. Scheinfeld is a United States citizen
Alex Noah is an Illinois corporation
Mr. Cope is a United States citizen

SCHEDULE 13G

CUSIP NO. 97382D204	Page 9 of 13

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”)

(e)	CUSIP Number:

97382D204

Item 3.

If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240. 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution ______________________

SCHEDULE 13G

CUSIP NO. 97382D204	Page 10 of 13

Item 4.	Ownership.

Reporting person	Amount beneficially owned[1]:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Lincoln Park Capital Fund, LLC	339,167	6.181%(2)/4.962%(3)	0	339,167	0	339,167
Lincoln Park Capital, LLC	339,167	6.181%(2)/4.962%(3)	0	339,167	0	339,167
Rockledge Capital Corporation	339,167	6.181%(2)/4.962%(3)	0	339,167	0	339,167
Joshua B. Scheinfeld	339,167	6.181%(2)/4.962%(3)	0	339,167	0	339,167
Alex Noah Investors, Inc.	339,167	6.181%(2)/4.962%(3)	0	339,167	0	339,167
Jonathan I. Cope	339,167	6.181%(2)/4.962%(3)	0	339,167	0	339,167

1  Represents (i) a warrant to purchase 307,167 shares of Common Stock (the “April Warrant”) purchased by LPC Fund directly from the Issuer in a private placement (the “Private Placement”) and (ii) a warrant to purchase 32,000 shares of Common Stock (the “January Warrant,” and together with the April Warrant, the “Warrants”) purchased by LPC Fund directly from the Issuer in the Issuer’s offering of warrants on January 24, 2023.

2 As of December 31, 2023, LPC Fund beneficially owned, directly, (i) 32,000 shares currently exercisable under the January Warrant and (ii) 307,167 shares currently exercisable under the April Warrant. Based on the information contained in the Issuer’s Prospectus Supplement, filed with the Securities and Exchange Commission on November 9, 2023, there was a total of 5,148,219 shares of Common Stock outstanding as of November 7, 2023, which does not include the shares issuable upon exercise of the Warrants issued to LPC Fund. The percentage is calculated as of November 7, 2023, and assumes that all of the shares of Common Stock currently underlying the Warrants were issued and outstanding as of December 31, 2023.

3 As of February 9, 2024, LPC Fund beneficially owned, directly, (i) 32,000 shares currently exercisable under the January Warrant and (ii) 307,167 shares currently exercisable under the April Warrant. Based on the information contained in the Issuer’s Prospectus Supplement, filed with the Securities and Exchange Commission on January 16, 2024, there was a total of 6,496,602 shares of Common Stock outstanding as of January 16, 2024, which does not include the shares issuable upon exercise of the Warrants issued to LPC Fund. The percentage is calculated as of January 16, 2024, and assumes that all of the shares of Common Stock currently underlying the Warrants were issued and outstanding as of February 9, 2024. The updated disclosure as of February 9, 2024 is included solely to reflect the beneficial ownership by the Reporting Persons of less than 5% of the outstanding shares of Common Stock and cessation of further reporting thereby on Schedule 13G.

The January Warrant is currently exercisable at a price of $10.76 per share (subject to adjustment as provided in the January Warrant), subject to a 4.99% beneficial ownership cap that prohibits the issuance of shares of Common Stock upon exercise of the January Warrant to the extent such issuance would cause the holder’s beneficial ownership of Common Stock (as calculated pursuant to Section 13(d) of the Act and Rule 13d-3 promulgated thereunder) to exceed 4.99% of the outstanding Common Stock, and expires on January 24, 2028. The April Warrant will be issued and will become exercisable on April 24, 2023 at a price of $2.93 per share (subject to adjustment as provided in the April Warrant), subject to a 9.99% beneficial ownership cap that prohibits the issuance of shares of Common Stock upon exercise of the April Warrant to the extent such issuance would cause the holder’s beneficial ownership of Common Stock (as calculated pursuant to Section 13(d) of the Act and Rule 13d-3 promulgated thereunder) to exceed 9.99% of the outstanding Common Stock, and expires on April 24, 2028.

LPC is the Managing Member of LPC Fund. RCC and Alex Noah are the Managing Members of LPC. Mr. Scheinfeld is the president and sole shareholder of RCC, as well as a principal of LPC. Mr. Cope is the president and sole shareholder of Alex Noah, as well as a principal of LPC. As a result of the foregoing, Mr. Scheinfeld and Mr. Cope have shared voting and shared investment power over the shares of Common Stock of the Issuer held directly by LPC Fund.

SCHEDULE 13G

CUSIP NO. 97382D204	Page 11 of 13

Pursuant to Section 13(d) of the Act and the rules thereunder, each of LPC, RCC, Mr. Scheinfeld, Alex Noah, and Mr. Cope may be deemed to be a beneficial owner of the shares of Common Stock of the Issuer beneficially owned directly by LPC Fund.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Pursuant to Rule 13d-4 of the Act, each of LPC, RCC, Mr. Scheinfeld, Alex Noah, and Mr. Cope disclaims beneficial ownership of the shares of Common Stock of the Issuer held directly by LPC Fund.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP NO. 97382D204	Page 12 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

LINCOLN PARK CAPITAL FUND, LLC			LINCOLN PARK CAPITAL, LLC

BY:	LINCOLN PARK CAPITAL, LLC		BY:	ROCKLEDGE CAPITAL CORPORATION

BY:	ROCKLEDGE CAPITAL CORPORATION

By:	/s/ Joshua B. Scheinfeld		By:	/s/ Joshua B. Scheinfeld
	Name:	Joshua B. Scheinfeld		Name:	Joshua B. Scheinfeld
	Title:	President		Title:	President

LINCOLN PARK CAPITAL FUND, LLC			LINCOLN PARK CAPITAL, LLC

BY:	LINCOLN PARK CAPITAL, LLC		BY:	ALEX NOAH INVESTORS, INC.

BY:	ALEX NOAH INVESTORS, INC.

By:	/s/ Jonathan I. Cope		By:	/s/ Jonathan I. Cope
	Name:	Jonathan I. Cope		Name:	Jonathan I. Cope
	Title:	President		Title:	President

ROCKLEDGE CAPITAL CORPORATION			ALEX NOAH INVESTORS, INC.

By:	/s/ Joshua B. Scheinfeld		By:	/s/ Jonathan I. Cope
	Name:	Joshua B. Scheinfeld		Name:	Jonathan I. Cope
	Title:	President		Title:	President

JOSHUA B. SCHEINFELD			JONATHAN I. COPE

By:	/s/ Joshua B. Scheinfeld		By:	/s/ Jonathan I. Cope
	Name:	Joshua B. Scheinfeld		Name:	Jonathan I. Cope
	Title:	President		Title:	President

SCHEDULE 13G

CUSIP NO. 97382D204	Page 13 of 13

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement